ASSIGNMENT OF CUSTODY AGREEMENT

THIS AGREEMENT (the "Assignment"), is made and entered into as of this 21st day of June, 2021 among Northern Lights fund Trust IV (the "Trust"), a Delaware statutory trust, MUFG Union Bank, N.A. ("Union Bank"), and U.S. Bank, N.A. ("U.S. Bank"), each a national banking association organized and existing under the laws of the United States of America.

WHEREAS, the Trust has entered into a Custody Agreement with Union Bank dated July 6, 2015, (together with all Addenda, Appendices and Supplements thereto, the "Custody Agreement") pursuant to which Union Bank was appointed the custodian to certain series of the Trust (as defined in the Custody Agreement); and

WHEREAS, U.S. Bank acquired Union Bank's Debt Servicing and Securities Custody Services client portfolio effective March 15, 2021 (the "Acquisition Date"), which resulted in the transfer of the Custody Agreement to U.S. Bank by operation of law pursuant to Depository Corporation Sale, Merger, and Conversion Law, CA Fin Code§ 4800 (2016); and

WHEREAS, Section 20 of the Custody Agreement provides in relevant part that it may not be assigned by either party, nor may the duties of either party be delegated, without the prior written consent of the other party; and

WHEREAS, the Trust wishes for U.S. Bank to continue to serve as Custodian to the Trust, and U.S. Bank wishes to continue to so serve following the Acquisition described above.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Custody Agreement, in accordance with paragraph of Section 20 of the Custody Agreement, the parties agree as follows:

1.       Assignment.

As of the Acquisition Date, Union Bank hereby assigns all of its rights, duties, and obligations under the Custody Agreement to U.S. Bank; and in accordance with Section 20 of the Custody Agreement, the Trust consents to such assignment.

2.       Performance of Duties.

As of the Acquisition Date, U.S. Bank hereby assumes and agrees to perform all of Union Bank's duties and obligations under the Custody Agreement and be subject to all of the terms and conditions of said Custody Agreement, inclusive of all Addenda, Appendices and Supplements thereto, as if they applied to U.S. Bank. During a transition period beginning on the Acquisition Date and ending on or about July 30, 2021 with a conversion of Trust assets from Union Bank to U.S. Bank, Union Bank will continue to provide the Trust with the same custodial services it provided prior to the Acquisition Date. Union Bank will provide these services in its capacity as sub-custodian to U.S. Bank. Upon completion of this transition period and upon conversion of the assets to U.S. Bank, Union Bank's sub-custodial role will cease.

3.       Consent.

The Trust hereby consents to this assignment of Union Bank's rights, duties and obligations under the Custody Agreement to U.S. Bank and the assumption by U.S. Bank of all such rights, duties, and obligations, and agrees, subject to the terms and conditions of the Custody Agreement to look to U.S. Bank for the performance of the duties and obligations previously provided by Union Bank under the Custody Agreement after the Acquisition Date.

IN WITNESS WHEREOF, the parties hereto have caused this Assigmnent to be executed by a duly authorized officer on one or more counterpa1ts as of the date first above written.

NORTHERN LIGHTS FUND TRUST IV		U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Wendy Wang	By:	/s/ Gregory Farley
Name:	Wendy Wang	Name:	Gregory Farley
Title:	President	Title:	Senior Vice President

MUFG UNION BANK, N.A.

By:	/s/ Brian Davies
Name:	Brian Davies
Title:	Director